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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Consolidated Financial Statements

Three months ended April 30, 2009

(unaudited – prepared by management)

These financial statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Operations

Three months ended April 30

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2009	2008
Mineral Property Operations		(restated- Note 2)
Revenue
Option proceeds	$ -	$ 61,000
Project management fees	25,365	2,992
	25,365	63,992
Expenses
Acquisition costs	9,560	266,047
Exploration expenditures	321,740	334,622
Exploration expenditure reimbursements	-	(2,473)
Exploration tax credits	(786)	-
	330,514	598,196
Loss from mineral property operations	(305,149)	(534,204)

Other Operations
Expenses
Accounting and legal	26,447	29,353
Depreciation	11,720	8,462
Foreign exchange losses	(12,396)	(626)
Investor services	14,668	13,424
Management services	30,197	38,057
Marketing and promotion	40,886	18,854
Office	27,821	31,930
Rent	44,294	19,706
Salaries and support services	123,535	144,903
Share-based compensation	10,455	-
Travel and entertainment	21,070	15,626
	338,697	319,689
Loss from other operations	(338,697)	(319,689)

Loss before investment transactions	(643,846)	(853,893)
Gain on marketable securities	-	191,806
Interest income	35,433	75,847

Loss before Income Taxes	(608,413)	(586,240)
Future Income Tax (Expense) Recovery (Note 2,10)	696	(14,648)

Net Loss	$ (607,717)	$ (600,888)

Basic and Diluted Loss Per Share	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	25,707,251	25,621,695

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheets

April 30

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

		April 30	Year End Jan. 31
	ASSETS	2009	2009

	Current
	Cash and cash equivalents	$ 5,345,582	$ 5,921,019
	Cash restricted for flow-through expenditures	-	-
	Marketable securities	100,762	95,039
	Accounts receivable	135,313	126,682
	Prepaid expenses	44,937	48,837
		5,626,594	6,191,577

	Mineral Property Interests (Note 3)	-	-
	Prepaid Lease	21,234	21,234
	Project Reclamation Deposits (Note 4)	108,406	128,052
	Office, Computer and Field Equipment, (Note 5)	110,752	123,383

		$ 5,866,986	$ 6,464,246

	LIABILITIES
	Current
	Accounts payable and accruals	$ 133,351	$ 109,108
	Payable to related party (Note 6)	10,480	41,133
	Exploration funding deposits	1,521	-
		145,352	150,241

	Mineral Property Reclamation Obligation (Note 8)	46,031	46,167
		191,383	196,408

	SHAREHOLDERS’ EQUITY
	Share Capital (Note 9)	17,833,098	17,833,098
	Contributed Surplus (Note 9)	4,682,116	4,671,661
	Deficit	(16,867,392)	(16,259,675)
	Accumulated Other Comprehensive Income (Note 2)	27,781	22,754
		5,675,603	6,267,838

		$ 5,866,986	$ 6,464,246
	APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Jason S. Weber”	Director

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Cash Flows

Three months ended April 30

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2009	2008
Cash Flows Used for Operating Activities
Mineral property operations
Paid for acquisition costs	$1,920	$(157,543)
Paid for exploration costs	(302,674)	(329,951)
Exploration expenditure reimbursements	-	2,473
Exploration tax credits/grants received	4,457	-
Exploration funding (paid) received	1,521	-
Project management fees received	17,545	5,074
Reclamation deposits (paid) received	19,646	6,148
Option proceeds received	-	50,000
Other operations
Cash paid for supplies and services	(320,751)	(298,861)
Advances from related party	(30,653)	(47,321)

	(608,989)	(769,981)

Cash Flows Used for Investing Activities
Interest revenue received	35,428	77,047
Proceeds from sale of marketable securities	-	227,806
Sale (purchase) of short-term investments	-	322,559
Purchase of office and field equipment	(1,876)	(14,979)
Paid for lease prepayments	-	(21,234)
Restricted cash used for flow-through expenditures	-	4,100

	33,552	595,299

Cash Flows From Financing Activities
Common shares issued for cash	-	-
Share issue costs	-	(155)

	-	(155)

Increase (Decrease) in Cash	(575,437)	(174,837)
Cash, Beginning of Period	5,921,019	7,604,417

Cash, End of Period	$5,345,582	$7,429,580

Supplemental Information on Non-Cash Transactions
Marketable securities received	$-	$(11,000)
Mineral property interest option proceeds	-	11,000
Shares issued for mineral property acquisition	-	129,000
Share-based compensation expense	(10,455)	-
Contributed surplus	10,455	-

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Comprehensive Loss

Three months ended April 30

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2009	2008
		(restated- Note 2)

Net Loss	$(607,717)	$(600,888)
Other comprehensive (loss) income
Changes in fair value of investments	5,723	94,150
Realized gains on sale of investments	-	(191,806)
Taxes arising on changes in fair value of investments (Note 2, 10)	(696)	14,648
Other comprehensive (loss) income	5,027	(83,008)

Comprehensive Loss	$(602,690)	$(683,896)

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Shareholders’ Equity

Three months ended April 30

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	2009	2008
		(restated-Note 2)
Common Shares (Note 9)
Balance, beginning of period	$17,833,098	$17,704,253
Issued for
Cash - private placement	-	-
Cash – exercise of warrants	-	-
Issued for mineral property acquisition	-	129,000
Share issue costs	-	(155)

Balance, end of period	17,833,098	17,833,098

Contributed Surplus
Balance, beginning of period	4,671,661	4,264,269
Share-based compensation	10,455	-
Transfer to common shares on exercise of share purchase options	-	-

Balance, end of period	4,682,116	4,264,269

Deficit
Balance, beginning of period	(16,259,675)	(13,334,927)
Prior year income tax recovery not previously recognized (Note 2)	-	56,910
Balance as restated	(16,259,675)	(13,278,017)
Net loss for the period	(607,717)	(600,888)

Balance, end of period	(16,867,392)	(13,878,905)

Accumulated Other Comprehensive Income
Balance, beginning of period	22,754	379,398
Prior year income tax recovery not previously recognized (Note 2)	-	(56,910)
Balance as restated	22,754	322,488
Other comprehensive (loss) income	5,027	(83,008)

Balance, end of period	27,781	239,480

Shareholders’ Equity	$5,675,603	$8,457,942

The accompanying notes are an integral part of these consolidated financial statements.

RIMFIRE MINERALS CORPORATION

Consolidated Statements of Mineral Property Expenditures

Three months ended April 30

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

	Canada	Alaska	Australia	Nevada	Total

Cumulative net expenditures, January 31, 2007	$3,974,646	$422,610	$ 235,349	$486,533	$5,119,138

Acquisition Costs	121,002	29,939	(9,811)	24,347	165,477
Exploration Expenditures	2,037,943	45,206	134,271	278,197	2,495,617
Exploration Tax Credits	(4,872)	-	-	-	(4,872)
Reimbursements	(38,963)	-	-	-	(38,963)
Reclamation Obligations	(11,371)	-	-	-	(11,371)
Net expenditures, year ended January 31, 2008	2,103,739	75,145	124,460	302,544	2,605,888

Acquisition Costs	272,794	-	164,041	21,492	458,327
Exploration Expenditures	664,510	94,546	739,499	46,783	1,545,338
Exploration Tax Credits	(2,408)	-	-	-	(2,408)
Reimbursements	(9,362)	-	-	-	(9,362)
Reclamation Obligations	11,100	-	-	(23,439)	(12,339)
Net expenditures, year ended January 31, 2009	936,634	94,546	903,540	44,836	1,979,556

Acquisition Costs	2,959	-	6,601	-	9,560
Exploration Expenditures	70,362	992	250,481	(95)	321,740
Exploration Tax Credits	(786)	-	-	-	(786)
Reimbursements	-	-	-	-	-
Reclamation Obligations	-	-	-	-	-
Net expenditures, 3 months ended April 30, 2009	72,535	992	257,082	(95)	330,514

Cumulative net expenditures, April 30, 2009	7,087,554	593,293	1,520,431	833,818	10,035,096
Less write-downs and abandonments	(1,193,774)	(75,331)	(310,493)	(190,415)	(1,770,013)
Less option proceeds	(541,143)	-	(42,920)	-	(584,063)
Net cumulative expenditures on active mineral properties charged to operations, from inception to April 30, 2009	$ 5,352,637	$ 517,962	$ 1,167,018	$ 643,403	$7,681,020

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the accompanying Management Discussion and Analysis. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 14 to the consolidated financial statements. The comparative amounts have been reclassified where necessary to conform to the presentation used in the current period. These consolidated financial statements reflect the following significant policies:

Operations and Basis of Consolidation

The Company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The Company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the Company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada. A third wholly-owned subsidiary, Rimfire Australia Pty Ltd. which was incorporated on August 23, 2006, conducts exploration of mineral properties located in Australia.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Rimfire Alaska, Ltd., Rimfire Nevada Ltd. and Rimfire Australia Pty Ltd. (individually and collectively referred to as the “Company”).

These consolidated financial statements have been prepared on the basis of a going concern. The Company has prepared budgets which indicate that current cash resources are sufficient for operations for at least the next two fiscal years without any additional financing. If the current economic climate persists beyond the current fiscal year, additional measures will be taken to ensure the continued operation of the Company.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly-liquid term deposits that are readily convertible to known amounts of cash. As of April 30, 2008, the Company was obligated to spend $287,174 on eligible flow-through expenditures in British Columbia before December 31, 2008. This amount is reported in the balance sheet as cash restricted for flow-through expenditures and was spent as required.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Comprehensive income (loss)

Comprehensive income (loss) comprises the Company’s net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) represents changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, principally includes unrealized gains and losses on available for sale financial assets, net of income taxes. The Company’s comprehensive income (loss), components of other comprehensive income (loss), and accumulated other comprehensive income (loss) are presented in the Consolidated Statements of Comprehensive Income (Loss) and the Consolidated Statements of Shareholders’ Equity.

Exploration Tax Credits

The Company may receive refundable exploration tax credits and grants from provincial jurisdictions in Canada equal to a specified rate of qualifying exploration expenditures incurred on properties located within that jurisdiction. The Company records these exploration tax credits or grants as it incurs the related exploration expenditures.

Financial Assets and Financial Liabilities

The Company’s financial assets, other than cash and cash equivalents, and financial liabilities are classified as follows:

–

Accounts receivable are classified as “loans and receivables”. They are measured at amortized cost. At April 30, 2009 and January 31, 2009, the recorded amounts approximate fair value.

–

Marketable securities are classified as “available for sale”. Available for sale assets and liabilities are measured at fair value with unrealized gains and losses recorded in other comprehensive income (loss) until the instrument is either sold or suffers an impairment that is other than temporary.

–

Accounts payable and accruals, payable to related party, and exploration funding deposits are classified as “other financial liabilities” and are measured at amortized cost. At April 30, 2009 and January 31, 2009, the recorded amounts approximate fair value.

Transaction costs directly attributable to the acquisition or issue of a financial asset or financial liability are added to the carrying amount of the financial asset or financial liability, and are amortized to income using the effective interest rate method.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Flow-Through Shares

The Company has issued flow-through shares to finance some of its exploration activities. These shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures, in accordance with tax legislation.  The Company records these share issues by crediting share capital for the full value of cash consideration received and the related future income tax liabilities are reflected as a share issue cost. These future income tax liabilities are reversed, when appropriate, though the recognition in income of a portion of previously unrecognized future income tax assets or through the reversal of the temporary difference between the carrying amount of the exploration expenditures and their corresponding tax base.

Foreign Currency Translation

The Company’s subsidiaries are considered integrated foreign operations.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future tax benefits of unused tax losses and other deductions carried forward are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as the outstanding share purchase options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of share purchase options and warrants that are used to purchase common shares at the average market price during the year. Common share equivalents (Note 9) have been excluded from the computation of the diluted loss per share for the periods presented as including them would have been anti-dilutive.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 3. The Company is currently in the exploration stage.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to operations as incurred, and all property sales and option proceeds received are credited to operations. The Company expenses the acquisition costs, as there are currently no identifiable mineral reserves on its property interests and, therefore, there is no basis on which to estimate future cash flows for purposes of assessing the recoverability of those costs. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on a property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

Mineral Property Reclamation Obligations

The Company recognizes the fair value of a liability for a reclamation obligation on mineral property interests when the obligation is incurred and the fair value can be reasonably estimated. The fair value of the obligation is based on the estimated cash flow required to settle the obligation, discounted using the prime lending rate of the Company’s primary financial institution adjusted for the Company’s credit rating. The fair value of the obligation is recorded as a liability with the same amount charged to mineral property expenses. The liability is adjusted for accretion expense representing the increase in the fair value of the obligation due to the passage of time. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash-flows are recognized as an increase or a decrease to the carrying amount of the liability and charged to mineral property expenses. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized to that property.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

Office, Computer, and Field Equipment

Office, computer, and field equipment are recorded at cost. Depreciation is provided at annual rates considered sufficient to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	2 years
Computer equipment	3.5 years
Office equipment and furniture	8 years
Field equipment	5 years
Leasehold improvements	Term of lease

Share-Based Compensation

The Company issues options to purchase shares under the terms of an incentive plan described in Note 9. When options to purchase shares are issued to employees, officers, or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. The proportion of the share-based compensation attributable to employee activity on each mineral property is charged to exploration expense. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital. When options are exercised, previously recorded compensation expense is reclassified from contributed surplus to share capital to fully reflect the consideration for the shares issued.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Significant estimates used in these financial statements include, among others, estimates of reclamation expense, recoverability of accounts receivable, calculation of stock based compensation, recoverability of future income tax assets and the fair value of marketable securities.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

2.

ACCOUNTING CHANGES

The Company adopted the method of accounting for unrecognized prior years tax loss carry forwards described in Emerging Issues Committee Abstract 172 (EIC-172), which was issued by the Canadian Institute of Chartered Accountants (“CICA”) in August 2008.  EIC-172 requires the tax benefit from the recognition of previously unrecognized tax loss carry forwards, which arise from the recording of unrealized gains on available-for-sale financial assets in other comprehensive income, to be recognized in operations. The transition provisions for EIC-172 require the accounting policy be applied retrospectively, with restatement of prior periods. Accordingly, the Company has included $696 (2008 – ($14,648)) in future income tax recoveries (expense) on the statement of operations from previously unrecognized tax loss carry forwards associated with unrealized gains on available-for-sale financial assets. A summary of the changes to the financial statements for the three months ended April 30, 2008 is provided in the following tables:

April 30
Consolidated Statement of Operations	2008
Net loss
As originally presented	$ (586,240)
Future income tax recovery (expense) not previously recognized	(14,648))
Revised	$ (600,888)

Other Comprehensive Income
As originally presented	$ (97,656)
Future income tax recovery (expense) not previously recognized	14,648
Revised	$ (83,008)

On February 1, 2008, the Company adopted three new accounting standards described in Section 1535 Capital Disclosures, Section 3862 Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation of the CICA Handbook. The requirements of these new standards are:

Capital Disclosures

Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any external capital requirements and, if it has not complied, the consequences of such non-compliance. As a result of the adoption of this standard, additional disclosure on the Company’s capital management has been included in Note 11 to the financial statements.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

2.

ACCOUNTING CHANGES (continued)

Financial Instruments - Disclosures and Financial Instruments – Presentation

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising its disclosure requirements and carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3862 specifies disclosure which enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, the nature and extent of and exposure to risks arising from financial instruments and how the entity manages those risks.  As a result of the adoption of this standard, additional disclosure on these risks has been included in Note 12 to the financial statements.

Section 3863 establishes standards for the presentation and classification of financial instruments and non-financial derivatives. The adoption of this standard did not have any impact on the classification or presentation of the Company’s financial instruments.

Future Accounting Changes

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company is conducting a detailed assessment of the requirements of IFRS, with the intention of identifying differences, if any, in accounting policies, selecting the policies which are appropriate for the Company, identifying the appropriate disclosure in financial statements prepared under IFRS and developing an implementation plan to complete the transition to IFRS by February 1, 2011.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the three months ended April 30 were:

	2009	2008
Acquisition Costs	$ 9,560	$ 266,047

Exploration Costs
Camp and support	18,065	24,351
Chemical analysis	17,880	23,253
Data management and maps	770	3,570
Geological and engineering	118,939	152,570
Geophysical surveying	150,255	103,343
Materials and supplies	753	1,562
Project management	639	599
Reclamation expense	(209)	91
Recording and filing	-	6,734
Travel	14,648	18,549
	321,740	334,622
Exploration tax credits and grants	(786)	-
Exploration expenditure reimbursements	-	(2,473)
Reclamation obligations	-	-
	320,954	332,149

Total Acquisition and Exploration Costs	330,514	598,196
Option Proceeds	-	(61,000)

Net Expenditures For the Period	330,514	537,196
Cumulative Net Expenditures, Beginning of Period	9,120,519	7,244,883

Cumulative Net Expenditures, End of Period	9,451,033	7,782,079
Property Write-downs and Abandonments	(1,770,013)	(1,026,703)
Net Cumulative Expenditures On Active Mineral Properties Charged to Operations From Inception	$7,681,020	$ 6,755,376

The analysis of these expenditures by geographic area is reported in the Statements of Mineral Property Expenditures.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Details of the Company’s commitments to earn or acquire its mineral property interests and commitments by partners to option mineral property interests from the Company are included in the Company’s Annual Report on Form 20-F (Annual Information Form) which is available on SEDAR (www.sedar.com). Summaries of each property agreement are included below.

British Columbia

Gillis Property

The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the Gillis property, subject to a 2% Net Smelter Return (“NSR”), 1.5% of which can be purchased for $1.5 million. The Company is required to complete aggregate exploration expenditures of $300,000, make cash payments of 2.5% of mineral exploration expenditures and other cash payments totaling $165,000 on or before September 5, 2012 and issue 250,000 common shares within 10 days of announcing a National Instrument 43-101 compliant gold resource of at least 500,000 ounces.

Grizzly Property

The Company has a 100% interest in this property, subject to the underlying RDN royalties, pursuant to an amendment of the RDN Agreement dated February 21, 2007. Effective May 1, 2008, the Company signed an option agreement with Inmet Mining Corporation (“Inmet”) which provides that Inmet can earn a 60% interest in the property on completion of aggregate exploration expenditures of $5,000,000 and cash payments of $250,000 being made on or before May 1, 2012.

This agreement was terminated effective May 7, 2009. The Company retains 100% of the property subject to the underlying NSR.

Jake Property

The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims, subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company has completed exploration expenditures of $300,000 Canadian and is required to make cash payments totalling USD$ 300,000 on or before October 29, 2015. On May 18, 2006, the Company purchased the Clearwater Peak claim for $12,500, subject to a 1% NSR, half of which can be purchased for $500,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Jake Property (continued)

Effective May 14, 2007, the Company signed an option agreement with Island Arc Exploration Corporation (“Island Arc”), which provides that Island Arc can earn a 51% interest in the property on completion of aggregate exploration expenditures of $1,750,000, cash payments to the Company of USD $270,000 and issuing 850,000 common shares of Island Arc to the Company. This agreement was terminated effective February 19, 2009. The Company will assume the remaining obligations to the underlying vendor.

Kizmet Property

The Company holds 100% interest in the Kizmet claims, subject to a 1% NSR payable to RGLD Gold Canada, Inc.

Quesnel Trough Project

Effective April 21, 2009, Xstrata Canada Corporation signed an option agreement to explore the Quesnel Trough properties. The terms of the agreement grant Xstrata the option to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed within the bump-up period which ends on the tenth anniversary of Xstrata earning its 51% interest.

RDN Property

On July 31, 1997, the Company acquired a 100% interest in the RDN mineral claims, subject to a 1.34% NSR. The Company may purchase one-half of the NSR for $666,666. The Company signed an option agreement, effective March 29, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of aggregate exploration expenditures of $5,000,000 and cash payments of $200,000. The Company is the project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On December 14, 2005, the Company (40%) and Northgate (60%) purchased 100% of the LL property, which is contiguous with the RDN property, for $30,000 cash, subject to an NSR of 2%. This royalty can be purchased at any time for $2,000,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

RDN Property (continued)

On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as road access to the RDN property is constructed. Some of the RDN claims were split into a separate property to be referred to as the Grizzly Property, which is no longer part of the RDN Option Agreement.

Thorn Property

On March 1, 2000, the Company acquired a 100% interest in the Thorn mineral property, subject to a 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. The Company is required to issue an additional 200,000 shares upon commencement of commercial production from the property. Cangold Limited (“Cangold”) subsequently earned a 51% interest in the Thorn property pursuant to an option agreement dated March 2002. Cangold was operator for the project.

Effective April 11, 2008, the Company signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Company will pay to Cangold 25% of any cash or share payments received from the third party partner.

Tide Property

On July 10, 2001, the Company purchased the Tide mineral property from Newmont Canada Limited subject to a 1.5% NSR in the event the property becomes commercially feasible to mine. American Creek Resources Ltd. (“American Creek”) has earned a 51% interest in the property subject to a 1% NSR upon their interest in favour of Serengeti Resources Inc. On February 8, 2007, the Company signed a letter of agreement with American Creek for a second option whereby American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010; an additional 5% interest by funding a bankable feasibility study, and, at the Company’s election, another 5% interest by providing 100% of the initial project development financing.

Williams Property

On May 17, 2001, the Company acquired a 100% interest in the Williams property, subject to a 1.25% NSR. The Company is required to issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Yukon

FER Property

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended on October 28, 1999 and October 11, 2000, the Company has earned a 51% interest in the claims. Boliden’s interest in the property has been sold to NVI Mining Ltd. Under a letter of agreement dated November 26, 2008 NVI Mining Ltd. sold their interest to the Company, subject to a NSR of 2%.

Northgate Exploration Alliance (Boulevard Property)

In December 2005, the Company signed a letter of agreement with Northgate to cooperatively generate new exploration properties (the “Alliance”). The initial phase consisted of data compilation with each company contributing up to $20,000. The second phase of field examination was funded by contributions of $130,000 from each company. A total of 310 claims in the Yukon, now known as the Boulevard Property, were staked on behalf of the Alliance. Northgate has an option to earn 60% of the acquired property by funding the first $1.5 million in exploration expenditures. Upon completion of the earn-in, expenditures will be shared pro-rata between the Company and Northgate. The Company is operator until Northgate completes the funding requirement.

Wernecke Breccia Property

In January 2006, the Company signed an agreement with Fronteer Development Group Inc. (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset covering a large region of the northern Yukon known as the “Wernecke Breccias”, from Newmont Exploration Canada Limited and NVI Mining Ltd., a subsidiary of Breakwater Resources Ltd. Fronteer is the operator of the project and funded 100% of the required $2 million in exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. Newmont and NVI retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Fronteer and the Company, and ongoing exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Alaska

Goodpaster Properties

On February 22, 2007, the Company signed an option agreement with Evanachan Limited, which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The agreement encompasses the following four Goodpaster properties. The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration expenditures over 6 years to earn a 60% interest in the properties, including a $230,000 reimbursement of the Company’s 2006 exploration expenditures. Upon vesting, Rubicon may acquire a further 10% interest in the properties by completing a feasibility study, and, at the Company’s election, may acquire an additional 5% interest (for a total of 75%) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

Bou-Swede property

The Company holds a 100% interest in 265 claims staked in December 2005.

California-Surf property

The Company held a 30% joint venture interest in the California and Surf properties, which included several claim blocks. The joint venture partner, Western Keltic Mines Inc. now Capstone Mining Corp. (“Capstone”), held the remaining 70% interest in the properties. In August 2003, Capstone sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

0.

$25,000 upon funding of an aggregate of $1,500,000 of exploration expenditures subsequent to August 2003 (paid),

•

$50,000, or at the election of the Company, the issue of 50,000 common shares upon funding of an aggregate $3,000,000 of exploration expenditures subsequent to August 2003,

•

100,000 common shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Eagle Property

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti (U.S.A) Exploration Inc. (“AngloGold Ashanti”), the Company acquired a 100% interest in the property subject to an NSR of 2%, one-half of which can be purchased for USD$1,000,000.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Goodpaster Properties (continued)

ER-Ogo-Fire Property

Pursuant to the terms of an agreement dated December 31, 2005 with AngloGold Ashanti, the Company acquired a 100% interest in the property, subject to an NSR of 2%, one-half of which can be purchased for USD$2,000,000.

Australia

Lachlan Fold Belt Project

In September 2006, the Company signed an agreement with BWG whereby the Company was granted the exclusive licence and right to use the Data Mining Study of the Lachlan Fold Belt report for a period of two years. The Company paid a fee for use of the Study and upon designation of project areas, the Company paid additional fees based on project designation and exploration expenditures. BWG will retain a 2% NSR in all designated projects. The Company has completed the required eligible aggregate exploration expenditures of at least USD$150,000 for the target areas.

Barmedman Property

Effective December 12, 2008, the Company signed a farm-in agreement with Inmet Mining (Australia) Pty. Ltd. (“Inmet Australia”) to explore the Barmedman licence. Inmet Australia can earn a 60% interest in the project by funding exploration expenditures of A$5,000,000 over four years and making cash payments to the Company of A$250,000. The Company will be operator until completion of the option requirements.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Springfield Property

Effective October 21, 2008, the Company signed an option agreement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project. The Company can earn a 51% interest in the project by spending A$1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing the Company to earn 100% of the project by spending A$5 million in exploration expenditures.

The Company is required to issue 100,000 common shares upon definition of a Joint Ore Reserves Committee (“JORC”) compliant gold resource of 500,000 ounces, and 500,000 common shares upon definition of a JORC compliant gold resource of 1,000,000 ounces.

Should the Company receive cash and/or share payments as a result of a subsequent option/joint venture with a third party, Jaguar is entitled to 25% of the proceeds. If the Company decides to sell its interest in the project outright prior to earning 100% of the project, Jaguar would receive 40% of all proceeds of any sale. Once the Company has exercised the 100% option, Jaguar would receive 15% of all proceeds of any sale.

Victoria Goldfields

Effective June 27, 2008, the Company signed a letter of agreement for a farm-in and joint venture with Northgate Australian Ventures (“Northgate Ventures”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Company must fund a total of A$370,000 in exploration by March 31, 2009 (completed). The Company can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by March 31, 2011 with a minimum expenditure of A$150,000 per property per year.

Upon the Company earning a 50% interest in one or more properties, Northgate Ventures will have the option to earn a 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Company or elect not to contribute and allow the Company to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

3.

MINERAL PROPERTY INTERESTS

Nevada

Walker Lane Project

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont Capital”) targeting a defined project area in Nevada’s Walker Lane Mineral Belt. On the Company’s acquisition of any property interest, Newmont Capital was granted an NSR of 2.0% to 3.0% on a sliding scale based on the price of gold. The Company has completed funding USD$300,000 in exploration expenditures on the Poncho property. Newmont has waived their right to enter a 50:50 Joint Venture.

On June 16, 2006 the Company signed a mining lease agreement with Silverthorn Exploration, Inc. (“Silverthorn”) to acquire a 100% interest in the Gila 24 Property. The Company was required to make total cash payments of USD $290,000 on or before March 31, 2014 and additional payments of USD$100,000 each anniversary from March 31, 2015 until the option was exercised or the agreement was terminated. The Company had the option to purchase the property, subject to a 2% NSR, 100% of which may also have been purchased. This agreement was terminated February 23, 2009 when the Gila 24 property was returned to the vendor.

4.

PROJECT RECLAMATION DEPOSITS

Project reclamation deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the deposit is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the deposit will be increased. When reclamation work is completed on a project, the deposit is released to the Company.

5.

OFFICE COMPUTER AND FIELD EQUIPMENT

	April 30, 2009			January 31, 2009
	Cost	Accumulated depreciation	Net book value	Net book value

Computer software	$ 9,420	$ 8,052	$ 1,368	$ 1,825
Computer equipment	95,780	59,724	36,056	41,996
Office furniture	56,415	16,055	40,360	43,905
Field equipment	13,493	4,872	8,621	7,466
Leasehold improvements	38,443	14,096	24,347	28,191
	$ 213,551	$ 102,799	$ 110,752	$ 123,383

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

6.

RELATED PARTY TRANSACTIONS

Some of the Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by two directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

At April 30, 2009, the Company was indebted to Equity in the amount of $10,480 (2008-$24,800) for project expenses and consulting services provided by Equity to option and/or joint venture projects being operated by the Company. During the first quarter ended April 30, 2009, the Company paid Equity $5,440 (2008 - $2,477) for geological consulting services and $32,412 (2008-$57,349) for providing general corporate and administrative services composed of $Nil (2008 - $1,602) for investor services, $32,400 (2008 -$32,682) for management services, $12 (2008 - $806) for office services, $Nil (2008 - $18,124) for rent and $Nil (2008 - $4,136) for support services. These amounts were accounted for at the exchange amounts agreed to by the parties.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Two of the directors each indirectly own 22% of a 7.5 to 15% Net Profits Interest (“NPI”) in the Wernecke Breccia property (Note 3). The claims were originally staked and explored by a company in which they hold an interest. When the property was sold to the Newmont and NVI Mining Ltd, their company retained an NPI of varying amounts depending on the claim group.

7.

LEASE OBLIGATIONS

The Company signed a sublease, which expires November 30, 2010, for office space occupied by the head office. The Company has made a prepayment of the final two months lease payments. The following table shows the required lease and estimated operating cost expense for the current and the following two fiscal years.

Fiscal year ended
	January 31, 2010	January 31, 2011	January 31, 2012
Lease payment	$ 54,603	$ 48,536	-
Operating costs(est.)	40,952	36,402	-
Total	$ 95,555	$ 84,938	-

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

8.

RECLAMATION OBLIGATIONS

The Company’s exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. Management’s current estimate of reclamation and other future site restoration costs to be incurred for existing mineral property interests has been included in these financial statements as Mineral Property Reclamation Obligations.

9.

SHARE CAPITAL

Authorized:

Unlimited common shares without par value

Issued and fully paid common shares

	2009		2008
	Number of Shares	Amount	Number of Shares	Amount
January 31	25,707,251	$17,833,098	25,607,251	$ 17,704,253
Issued for cash
Issued for mineral property acquisition net of issue costs of $nil (2008 - $155)	-	-	100,000	128,845
April 30	25,707,251	$ 17,833,098	25,707,251	$ 17,833,098

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 2,570,725 shares to be issued pursuant to share purchase options. The exercise price of share purchase options will be no less than the closing price of the shares on the date on which the option is granted less the discount permitted by the TSX Venture Exchange. Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately). Individual grants in excess of 30,000 shares vest over two years with one-half vesting immediately, one-quarter vesting on the first anniversary date of the grant and the remaining one-quarter vesting on the second anniversary date. Individual grants of up to 30,000 shares vest immediately.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

SHARE CAPITAL (continued)

Details of outstanding share purchase options are as follows:

	April 30, 2009		April 30, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	2,255,000	$ 1.41	2,355,000	$ 1.54
Granted	150,000	0.27	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Forfeit/Cancelled	(90,000)	1.41	(25,000)	1.86
Outstanding at end of period	2,315,000	$ 1.34	2,330,000	$ 1.53
Options exercisable at end of period	2,086,250	$ 1.38	2,020,000	$ 1.49

The following share purchase options are outstanding at April 30, 2009

Expiry Date	Options Outstanding Number of shares	Options Exercisable Number of shares	Weighted Average Remaining Life	Exercise price
18-Jun-09	125,000	125,000	0.13	$ 0.96
09-Dec-09	195,000	195,000	0.61	1.21
22-Dec-10	100,000	100,000	1.65	1.23
17-July-11	640,000	640,000	2.21	1.70
11-Jan-12	115,000	115,000	2.70	2.04
16-July-12	330,000	280,000	3.21	2.00
10-Dec-12	240,000	208,750	3.62	1.65
16-July-13	165,000	127,500	4.21	0.90
19-Dec-13	255,000	220,000	4.64	0.20
01-Mar-14	150,000	75,000	4.84	0.27
	2,315,000	2,086,250	2.83

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

9.

SHARE CAPITAL (continued)

Details of outstanding warrants are as follows:

	April 30, 2009		April 30, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of period	3,040,292	$ 2.72	4,275,292	$ 2.57
Issued	-	-	-	-
Exercised	-	-
Expired	-	-	(1,235,000)	2.20
Outstanding at end of period	3,040,292	$ 2.72	3,040,292	$ 2.72

The following warrants are outstanding at April 30, 2009.

	Number of	Issue Price
	Shares	Per Share	Expiry Date
Broker Warrants	139,080	$ 2.00	05-July-09
Share Purchase Warrant	2,901,212	2.75	05-July-09
	3,040,292

10.

INCOME TAXES

The Company’s future income tax assets are:

	April 30	January 31
	2009	2009
Future income tax assets
Mineral property interests	$ 1,349,136	$ 1,422,789
Other assets	(1,977)	8,232
Investments	(4,711)	(1,930)
Tax loss carry-forwards	1,632,763	1,971,804
	2,975,211	3,400,895
Valuation allowance	(2,975,211)	(3,400,895)
Net future income tax assets	$ -	$ -

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

10.

INCOME TAXES (continued)

A reconciliation of the provision for recovery of income taxes is as follows:

	Three months ended April 30
	2009	2008 (restated Note 2)
Loss before income taxes	$ (608,413)	$ (586,240)

Statutory tax rate	29.0%	30.5%

Recovery of income taxes based on combined Canadian and provincial statutory rates	176,440	178,803

Add (deduct):
Non-deductible expenses
Share-based compensation	(3,032)	-
Other	30,789	39,984
Tax effect of current period losses not recognized	(204,197)	(218,787)
Future income tax asset not previously recognized – restatement of other comprehensive income (Note 2)	696	(14,648)
Future income tax recovery (expense)	$ 696	$ (14,648)

11.

CAPITAL MANAGEMENT

The Company’s objective when managing capital, which is unchanged from prior years, is to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties. The Company considers its capital to be shareholders’ equity.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may issue new shares or acquire or dispose of mineral property interests.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

11.

CAPITAL MANAGEMENT (continued)

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments with maturities of one year or less.  When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations.

The Company currently has sufficient working capital to meet its planned exploration operations and administrative expenses through the current fiscal year and for the following fiscal year. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

12.

RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks, which include market risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Market Risk

The Company’s financial instruments include marketable securities which are publicly traded and therefore are subject to the market risks that affect all publicly traded securities. Some of these investments are thinly traded which could result in lower quoted market values. The Company monitors the market of these securities and sells appropriate portions of the portfolio when price and market conditions permit. When the value of individual marketable securities is determined to have suffered impairment due to investee circumstances or project developments, the resulting loss is reported in the statement of operations as a loss on marketable securities.

Foreign Currency Risk

The Company incurs certain expenses in currencies other than the Canadian dollar. As such, the Company is subject to foreign exchange risk as a result of fluctuations in exchange rates. The Company manages this risk by maintaining bank accounts in both US Dollars and Australian Dollars to pay these expenses as they arise. Receipts in foreign currencies are maintained in those currencies.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

12.

RISK MANAGEMENT (continued)

Interest Rate Risk

The Company’s financial instruments may include bankers’ acceptances and treasury bills. These instruments bear a fixed rate of interest and a fixed maturity date of one year or less. If the Company is required to liquidate them prior to the maturity date, there is a risk that interest rates will have increased such that the market value of the instrument is less than the carrying or face value. The Company maintains term deposits with varying maturity dates to take advantage of changing interest rates and to ensure that sufficient funds are available when required. Current weighted average interest rates are 2.75% with weighted average term to maturity of 189 days.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. To reduce credit risk, cash and cash equivalents are on deposit at major financial institutions. Accounts receivable consists mainly of accrued interest on cash and cash equivalents. As such, the Company considers this risk to be minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Accounts payable and accruals are due within the current operating period. The Company manages liquidity risk through the management of its capital structure (Note 11).

The Company uses sensitivity analysis to measure the effect on total assets or total receipts of reasonably foreseen changes in interest rates or foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. On the basis of current market conditions, the Company has determined that a further 0.5% change in interest rates would affect the expected total receipts by 44% and a 20% change in foreign exchange rates would affect the fair value of total assets by 1.3%. Actual financial results for the coming period will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

13.

SEGMENT INFORMATION

The Company operates in one industry segment only within four geographic areas: Canada, Alaska, Australia, and Nevada. All subsidiaries are operated as one entity with management in common located at the Company’s head office.

The following table shows the assets attributable to each operating segment at the balance sheet dates

April 30, 2009	Canada	Alaska	Australia	Nevada	Total
Current Assets
Cash and cash equivalents	$5,125,254	$ 4,229	$ 191,616	$ 24,483	$5,345,582
Marketable securities	100,762	-	-	-	100,762
Accounts receivable	104,754	-	30,559	-	135,313
Prepaid expenses	37,700	-	7,237	-	44,937
	5,368,470	4,229	229,412	24,483	5,626,594
Mineral Property Interests	-	-	-	-	-
Lease Deposit	21,234	-	-	-	21,234
Project Reclamation Deposits	60,200	-	43,355	4,851	108,406
Office, Computer and Field Equip.	108,979	-	1,773	-	110,752
Total Assets	$ 5,558,883	$ 4,229	$ 274,540	$ 29,334	$ 5,866,986

January 31, 2009	Canada	Alaska	Australia	Nevada	Total
Current Assets
Cash and cash equivalents	$ 5,807,415	$ 4,223	$ 107,829	$ 1,552	$ 5,921,019
Marketable securities	95,039	-	-	-	95,039
Accounts receivable	126,682	-	-	-	126,682
Prepaid expenses	45,507	-	3,330	-	48,837
	6,074,643	4,223	111,159	1,552	6,191,577
Mineral Property Interests	-	-	-	-	-
Lease Deposit	21,234	-	-	-	21,234
Project Reclamation Deposits	60,200	-	39,425	28,427	128,052
Office, Computer and Field Equip.	123,383	-	-	-	123,383
Total Assets	$ 6,279,460	$ 4,223	$ 150,584	$ 29,979	$ 6,464,246

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

13.

SEGMENT INFORMATION (continued)

The following tables show the net loss attributable to each geographic area, and selected components thereof, for each quarter. Exploration expenditures on the Company’s mineral properties by geographic segments are shown in the Consolidated Statements of Mineral Property Expenditures.

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the 3 months ended April 30, 2009	$(369,246)	$ (1,156)	$ (236,819)	$ (496)	$ (607,717)
Included in Net Loss
Mineral property revenue	1,555	-	23,810	-	25,365
Interest income	34,788	6	637	2	35,433
Gain on sale of marketable securities	-	-	-	-	-
Future income tax recovery (expense)	696	-	-	-	696
Depreciation	11,605	-	115	-	11,720
Share-based compensation	10,455	-	-	-	10,455

	Canada	Alaska	Australia	Nevada	Total
Net Loss for the 3 months ended April 30, 2008	$ (296,364)	$ (10,901)	$ (272,329)	$ (21,294)	$ (600,888)
Included in Net Loss
Mineral property revenue	63,117	875	-	-	63,992
Interest income	73,372	33	2,441	1	75,847
Gain on sale of marketable securities	191,806	-	-	-	191,806
Future income tax recovery (expense)	(14,648)	-	-	-	(14,648)
Depreciation	(8,462)	-	-	-	(8,462)
Share-based compensation	-	-	-	-	-

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

14.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) as follows:

(a) Acquisition costs of mineral property interests

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. With the introduction of Emerging Issues Task Force (“EITF”) Abstract 04-2, effective April 30, 2004, mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

(b) Statements of cash flows

Both CICA Handbook Section 1540 and Statement of Financial Accounting Standard (“SFAS”) 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

14.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(c) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	April 30, 2009
	Canadian GAAP	Adjustments (a)	U.S. GAAP

Mineral property interest acquisition costs	$ -	$ 750,824	$ 750,824
Impairment provision for mineral property acquisition costs previously capitalized	-	(527,266)	(527,266)
Cumulative mineral property interest acquisition costs	-	223,558	223,558
Deficit	(16,867,392)	223,558	(16,643,834)

	January 31, 2009
	Canadian GAAP	Adjustments (a)	U.S. GAAP

Mineral property interest acquisition costs	$ -	$ 741,264	$ 741,264
Impairment provision for mineral property acquisition costs previously capitalized	-	(527,266)	(527,266)
Cumulative mineral property interest acquisition costs	-	213,998	213,998
Deficit	(16,259,675)	213,998	(16,045,677)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(c) Reconciliation

Consolidated Statements of Operations

For the three months ended April 30	2009	2008

Net loss under Canadian GAAP	$ (607,717)	$ (600,888)
Net mineral property interest acquisition costs (a)	9,560	205,047
Impairment loss recognized	-	-

Net loss under U.S. GAAP	$(598,157)	$ (395,841)
Weighted average number of shares	25,707,251	25,621,695
Basic and diluted loss per share under U.S. GAAP	$ (0.02)	$ (0.02)

Consolidated Statements of Comprehensive Income (Loss)

	2009	2008

Comprehensive loss under Canadian GAAP	$ (602,690)	$ (683,896)
Net adjustments to consolidated statements of operations (a)	9,560	205,047

Comprehensive loss under U.S. GAAP	$ (593,130)	$ (478,849)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(c) Reconciliation

Consolidated Statements of Cash Flows (b)

	2009	2008

Net loss under Canadian GAAP	$ (607,717)	$ (600,888)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	11,720	8,462
Foreign exchange (gains) losses	(12,396)	(626)
Reclamation obligations	-	-
Share-based compensation	10,455	-
Non-cash mineral property acquisition costs	-	129,000
Non-cash mineral property option proceeds	-	(11,000)
Gain on sale of marketable securities	-	(191,806)
Interest income	(35,433)	(75,847)
Future income tax recovery	(696)	14,648
Increase in accounts receivable	(8,631)	81,767
Increase in prepaid expenses	3,900	(36,578)
Increase in project reclamation deposits	19,646	6,148
Increase in accounts payable and accruals	8,642	(93,261)
Increase in exploration funding deposits	1,521	-
Total adjustments	(1,272)	(169,093)

Net cash used for operating activities under Canadian GAAP	$ (608,989)	$ (769,981)

RIMFIRE MINERALS CORPORATION

Notes to the Consolidated Financial Statements

April 30, 2009

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

15.

SUBSEQUENT EVENTS

On May 26, 2009, the Company announced a business combination by way of plan of arrangement with Geoinformatics Exploration Inc. (“Geoinformatics”). Under the agreement, Geoinformatics will acquire all of the issued and outstanding shares of Rimfire at an agreed exchange ratio of 2.6 Geoinformatics shares per Rimfire share, based on both companies’ current issued and outstanding shares. The transaction is subject to regulatory approval and requires 2/3 approval by each company’s shareholders at special meetings to be convened during July. The transaction is expected to close before the end of July 2009 and upon closing Rimfire shareholders will hold approximately 47% of the combined company. The combined company will be led by the current Rimfire management team, augmented by Geoinformatics management appointments. Coincident with the Geoinformatics shareholders’ meeting to vote on the transaction, Geoinformatics shareholders will be asked to approve a 3 for 1 share consolidation and a name change.

 Management Discussion
and Analysis

Form 51-102F1

For the 3 months ended

April 30, 2009

Management Discussion and Analysis

1.1

Date

The information in this form includes financial results for the quarter ending April 30, 2009 with other information current to May 31, 2009.

1.2

Overall Performance

Rimfire Minerals Corporation is a junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Australia, Nevada and Alaska.

On May 26th, the Company announced the signing of a binding letter agreement to complete a business combination with Geoinformatics Exploration Inc. (the “Transaction”), unanimously approved by both companies’ Board of Directors. Under the agreement, Geoinformatics will acquire all of the issued and outstanding shares of Rimfire at an agreed exchange ratio of 2.6 Geoinformatics shares per Rimfire share, based on both companies’ current issued and outstanding shares. This represents a 33% premium to Rimfire shareholders based on the 10-day volume-weighted average share price of both companies' common shares on the TSX-V as of May 25, 2009. The Transaction is expected to close before the end of July 2009 and upon closing Rimfire shareholders will hold approximately 47% of the combined company. The combined company will be led by the current Rimfire management team, augmented by Geoinformatics management appointments.

The proposed business combination will provide significant benefits for the Company’s shareholders including:

➢

Create a well-funded exploration company with a NI43-101 compliant resource of 1.31 and 4.44 million gold equivalent ounces in the Indicated and Inferred Resource categories, respectively (refer to news release for details).

➢

Continue the Company’s successful ‘joint-venture’ exploration model.

➢

Mandate an expanded focus to create shareholder value via advancement of priority projects and pursuit of value-added consolidation.

➢

Consolidate an extensive precious metals focused property portfolio with geographic synergies in Alaska, British Columbia and Nevada.

➢

Enhanced management team skilled in leveraging exploration via strategic partnerships with international mining companies.

➢

Strengthened Board of Directors with expertise in capital markets and project advancement.

➢

Streamline G&A and other head office costs.

Exploration during the first quarter focused on exploration licences in Australia. Inmet Mining (Australia) Pty. Ltd (“Inmet”) signed a Farm-in agreement for the Barmedman exploration licence in the Lachlan Fold Belt of New South Wales in December. During the first quarter, the Company conducted a soil sampling survey and diamond drilling program, funded by Inmet, targeting induced polarization (IP) anomalies and Mobile Metal Ion (MMI) geochemical anomalies identified during the 2008 exploration program. The program consisted of eight line-kilometres of partial leach soil geochemistry over the IP anomaly followed by five diamond drill holes for a total of 1508 metres.

Management Discussion and Analysis

In March of 2009, the Company completed deep penetrating geochemistry surveys, similar to MMI, on all three Victoria Goldfields exploration licenses; as well as IP and gravity geophysical surveys on the Ararat South and Dundonnell licenses. The Company has access to these licences under an exploration agreement with Northgate Minerals. The Company has elected to conduct further exploration on all three licences.

Effective April 21, 2009, Xstrata Canada Corporation signed an option agreement to explore the Company’s wholly-owned Quesnel Trough properties. Xstrata can earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. Xstrata has commenced a surface exploration program of geochemical surveys and expects to complete IP surveys over all seven target areas in 2009. Xstrata will act as operator and fund the exploration programs.

Financial Overview for Quarter Ended April 30, 2009

Both exploration expenditures and revenue from mineral property operations have decreased from the first quarter last year. During the quarter, the Company conducted strategic exploration within the Lachlan Fold Belt and Victoria Goldfields projects in Australia. The exploration on the Barmedman property in the Lachlan Fold Belt was funded by Inmet, reducing the costs reported by the Company,

General and administrative expenditures have increased from the previous year. Marketing costs doubled as the Company worked at increasing visibility and information available in the market. Rent expense has also doubled, reflecting the change of location for the head office.

The Company’s working capital as of April 30, 2009 was $5,481,242, comprised primarily of term deposits and other forms of cash, compared to $6,041,336 at the end of the previous fiscal year and $8,228,334 as of April 30, 2008. This is sufficient to complete budgeted exploration initiatives for the current year without a requirement for additional financing. Development of the Whistler project, if the Transaction with Geoinformatics proceeds, will require additional funding.

1.3

Selected Annual Performance

Not applicable

Results of Operations

For the quarter ended April 30, 2008, the Company incurred a net loss of $607,717 ($0.02 per share) compared to a net loss of $600,888 ($0.02 per share) in the previous year. Mineral property revenue is less than half that of the same quarter in the previous year. Most of the change is related to termination of several option agreements by partners resulting in no option proceeds for the quarter. This was compensated for by the management fees from the Barmedman agreement with Inmet. Interest revenue is decreased as well as a result of lower interest rates on term deposits and less cash on deposit. During the same quarter last year, significant gains were reported from the sale of marketable securities. During the first quarter of 2009, the market had not recovered to the point where it would be advantageous to sell any of the Company’s portfolio of junior exploration shares.

Management Discussion and Analysis

The most significant item comprising general and administrative expenses continues to be salary and support services. The Company has not added any additional staff or increased salaries for the current year. Allocation of project geologist’s time to exploration has resulted in lower reported salary expense for administrative tasks. Marketing has been substantially increased during the quarter. The Company attended several new conferences in order to raise the profile of the Company with new investors and has made efforts to increase the information flow to existing investors. These efforts also resulted in a small increase in travel costs. Rent is more than doubled from the same quarter in the previous year as the Company moved into the subleased head office space in late May 2008. The Company has more dedicated space than in the previous arrangement at a slightly higher rate.

Exploration expenditures, excluding those by joint venture partners, totaled $321,740 (2008-$334,622), and property acquisition expenditures totaled $9,560 (2008-$266,047). During the quarter ended April 30, 2009, exploration tax credits were estimated to be $786. The previous year all funds were targeted to flow-through expenditures so no exploration tax credits were accrued. Option proceeds were Nil (2008-$61,000) while joint venture management fees were $25,365 (2008-$2,992).

Several factors affect the comparison of current quarter exploration expenditures to those in the first quarter of 2008. The first is the termination of two option agreements on the Jake and Grizzly properties, which resulted in decreased option proceeds, offset by the initiation of the Barmedman agreement which increased joint venture management fees. Net exploration expenditures are slightly decreased from the expenditures in the same period the previous fiscal year. Exploration was completed on the Lachlan Fold Belt and Victoria Goldfields licences. Exploration on the Barmedman licence of the Lachlan Fold Belt was funded by Inmet reducing the Company’s share of the costs. These programs took place in January through April when most of the Company’s exploration properties are inaccessible due to winter conditions. Acquisition expenditures during 2008 were significantly higher than in the current year with the Company’s purchase of Cangold’s 51% interest in the Thorn property. This property has seen no exploration for two field seasons with Cangold as operator, while the Company believes the property merits additional work.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

Canada

Boulevard, Yukon Territory

The Boulevard Property, consisting of 238 claims, is located approximately 135 kilometres south of Dawson City, Yukon. The Boulevard Property is held jointly by Rimfire and Northgate Minerals, with each company having funded the initial $330,000 in exploration that led to staking of the property. To date, Northgate has funded approximately $1.4 million of the required $1.5 million in exploration expenditures to earn an additional 10% interest (for a total of 60%) in the property.

Management Discussion and Analysis

The exploration program was conducted under an Exploration Alliance with Northgate signed in December, 2005. This alliance targeted "Pogo-style" intrusion-related gold deposits in an area fitting the model criteria and possessing placer gold deposits without a known bedrock source. The Boulevard area was selected from a much larger regional compilation and reconnaissance silt sampling program that led to the identification of anomalous gold and pathfinder elements in creeks draining the Boulevard. Detailed soil sampling in 2007 outlined the multi-element geochemical anomaly that was tested by trenching in July 2008. In light of positive trench results, Rimfire and Northgate staked additional claims in the area and conducted a diamond drilling program in September 2008.

Drilling was focused on trenched areas with significant widths of gold mineralization. Five drill holes tested this mineralization at depth, returning 1.0 g/t gold over 1.8 metres in BV08-01, approximately 45 metres down dip from the trench, and 0.9 g/t gold over 18 metres including 1.9 g/t gold over 3.5 metres in BV08-03 approximately 5 metres down dip from the trench. Additional targets were identified from results of a magnetometer survey and previous soil geochemistry data. A total of 525 metres of core was drilled in seven holes from six different locations.

The drill program was conducted by Equity Exploration Consultants Ltd. under the direction of Jim Lehtinen, P.Geo., a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock samples.

No exploration work is planned for Boulevard in 2009. A technical report was filed on SEDAR on March 3, 2009.

Gillis Property, British Columbia

The Gillis Property, covering 6,182 hectares, is located in the Nicola Mining Division of British Columbia, approximately 30 kilometers south of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration and making cash payments totalling $165,000 by the third anniversary. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by the Company of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 250,000 shares to the vendors.

During October 2008, prospecting and mapping was focused on previous soil and silt anomalies located primarily in the western and central portions of the property. Prospecting has led to the discovery of three showings that have anomalous values of gold and silver in combination with other pathfinder elements. The Fort showing, located in one of the western drainages, consists of one 30 centimeter grab sample of quartz vein material which returned 19.65 g/t gold and 201 g/t silver. The SAV area, located 2 km southeast of the Fort showing, is a cluster of four anomalous gold samples. The third area, the South Side, is highlighted by a few anomalous gold float samples which lie within a multi-element soil anomaly with poor outcrop exposure.

Management Discussion and Analysis

A small program of mechanical trenching and further prospecting is anticipated in 2009. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR.

Quesnel Trough Project, British Columbia

The Quesnel Trough Project, covering 34,570 hectares, is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. The project is targeting possible porphyry copper – gold mineralization based on regional geophysical anomalies.

During 2008, the Company completed surface reconnaissance programs over all seven target areas. Alteration consistent with porphyry copper – gold mineralization systems was encountered on three targets including anomalous copper geochemistry in rocks on two of these targets and anomalous copper and gold geochemistry in soil samples from one target area. The remaining geophysical targets all occur beneath till or young basalt cover.

Effective April 21, 2009, Xstrata Canada Corporation signed an option agreement to explore the Quesnel Trough properties. The terms of the agreement grant Xstrata the option to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed within the Bump-up period which ends on the tenth anniversary of Xstrata earning its 51% interest.

Xstrata has commenced a surface exploration program consisting of geochemical surveys over all seven target areas and expects to complete IP geophysical surveys later in the field season. Xstrata will act as operator and fund the exploration programs.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR.

Thorn Property, British Columbia

The Thorn property, covering 14,689 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property was a joint venture with Cangold Limited as operator. Cangold held a 51% interest in the property, subject to an underlying NSR. No program has been completed since the 2005 field season.

Effective April 11, 2008 the Company signed a purchase agreement to acquire Cangold’s interest in the property by making a cash payment of $100,000 and issuing 100,000 shares. In the event a third party partner becomes involved in the exploration and development of the property, the Company pay to Cangold 25% of any cash or share payments received from the third party partner.

Management Discussion and Analysis

The Company engaged Mira Geosciences Ltd. to completed 3-D modeling of the airborne geophysical data and ground Induced Polarization data to generate targets similar to the geophysical signature of known mineralization on the property.

The next stage of exploration on the Thorn property will be a diamond drill program focused on resource definition at the Talisker Zone and exploration drilling at several other IP geophysical targets identified in 2004 and 2005. The Corporation is seeking a partner to advance exploration on the project. There are currently no plans to conduct exploration on the property in 2009.

The drilling and sampling programs during 2004 and 2005 were conducted under the direction of Henry Awmack, P.Eng., of Equity Exploration Consultants Limited, a Qualified Person as required by NI 43-101 (Standards of Disclosure for Mineral Projects.) ALS Chemex Labs Ltd. of North Vancouver analyzed drill core samples as well as the rock, soil and silt samples. A technical report was filed on SEDAR on May 12, 2006. There have been no material changes since that date.

Expenditures by the Company on the principal British Columbia properties during the quarter ended April 30, 2009 were:

	Boulevard	Gillis	Quesnel Trough	Thorn
Acquisition costs	$ -	$ -	$ 824	$ -

Exploration costs
Aircraft and helicopter	-	-	-	-
Camp and support	201	22	-	-
Chemical analysis	48	9	-	-
Data management and maps	-	238	23	4
Drilling & trenching	-	-	-	-
Geological and engineering	1,500	1,988	4,019	6,083
Geophysical surveying	-	-	-	-
Materials and supplies	-	-	-	-
Project management	63	-	-	-
Reclamation expense	-	-	-	-
Recording and filing	-	-	-	-
Travel	-	68	-	-
	1,812	2,325	4,042	6,087

Exploration tax credits	-	(140)	(7)	(201)
Joint venture payments	-	-	-	-
	1,812	2,185	4,035	5,886

Total Acquisition and Exploration Costs	1,812	2,185	4,859	5,886
Option proceeds	-	-	-	-
Net Expenditures	1,812	2,185	4,859	5,886

Management Discussion and Analysis

Cumulative Net Expenditures
Beginning of Quarter	217,729	240,773	212,226	1,391,106
Property write-down or abandonment	-	-		-
End of Quarter	$ 219,541	$ 242,958	$ 217,085	$1,396,992

Other Properties

The Company’s other mineral property interests are:

•

Adam Property, covering 1,823 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. On April 16, 2007 the Company sold 100% of these claims to Paget Minerals Corporation for a cash payment of $10,000. The Company retains a 2% NSR.

•

Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 100% interest in these claims, subject to a 2% NSR in favour of NVI Mining Ltd.

•

Grizzly Property, covering 2,652 hectares, is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

•

Jake Property, covering 27,754 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 kilometres west of Clearwater, BC. The Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for USD$2 million. The Company will make cash payments totalling USD$300,000 over ten years and has completed the required $300,000 (Canadian) in exploration expenditures. The surrounding claims were staked to cover geology prospective for high grade intrusion-related and orogenic gold mineralization.

•

Kizmet Property, covering 5,471 hectares, is located in the Atlin Mining Division of British Columbia, approximately 130 kilometres northwest of Telegraph Creek. The Company owns 100% of these claims subject to a 1% NSR in favour of RGLD Gold Canada, Inc.

Management Discussion and Analysis

•

Poker Creek Property, covering 5,035 hectares, is located in the Liard Mining Division of British Columbia, approximately 220 kilometres north-northwest of Stewart. The Company owns 100% of these claims. In August 2008, a helicopter-supported seven day reconnaissance program of soil sampling, prospecting and geological mapping was carried out on the claims. Two soil lines returned highly anomalous results in copper and, to a lesser extent, gold over a roughly one by one kilometre area. Adjacent silt sample results indicate an area in excess of three kilometres east to west that is highly anomalous in both copper and gold. The metal signature and local geology of the area indicate potential for porphyry copper-gold-style mineralization.

•

RDN Property, covering approximately 11,441 hectares, is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned to Northgate Minerals Corporation, subject to an underlying NSR. On February 21, 2007, the Corporation signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

•

Tide Property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek can earn an additional 9% interest by funding a further $3.5 million in exploration on or before December 31, 2010. Their interest can be increased to 65% interest by funding a bankable feasibility study, and, at the Company’s election, to a 70% interest by providing 100% of the initial project development financing. American Creek is operator and did not conduct exploration on the property in 2008.

•

Wernecke Breccia Project, consisting of 1926 claims, is situated in the Wernecke Mountains approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. During 2007, the field program focused on a series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and stand alone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some were historical targets that remain open for expansion. Fronteer, who owns 80% of the project, and the Corporation will be seeking joint venture partners to continue exploration of the property.

•

Williams Property, covering 26,136 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company is actively seeking a joint venture partner for the Williams Property.

The following table shows the detailed expenditures for the Company’s other properties during the quarter ended April 30, 2008.

Management Discussion and Analysis

	Grizzly	Jake	Wernecke Breccia	Williams	Other
Acquisition costs	$ -	$ 150	$ -	$ -	$ 1,985

Exploration costs
Aircraft and helicopter	-	-	-	-	-
Camp and support	-	11	-	-	768
Chemical analysis	-	-	150	-	95
Data management & maps	-	8	-	2	456
Drilling & trenching	-	-	-	-	-
Geological and engineering	1,861	1,012	293	1,464	47,561
Geophysical surveying	-	-	-	-	-
Materials and supplies	-	-	-	-	39
Project management	205	-	-	-	371
Reclamation expense	-	-	-	-	-
Recording and filing	-	-	-	-	-
Travel	-	-	-	-	1,800
	2,066	1,031	443	1,466	51,090

Exploration tax credits	(320)	(6)	-	-	(112)
Joint venture payments	-	-	-	-	-
	1,746	1,025	443	1,466	50,978

Total Acquisition and Exploration Costs	1,746	1,175	443	1,466	52,963
Option proceeds	-	-	-	-	-
Net Expenditures	1,746	1,175	443	1,466	52,963

Cumulative Net Expenditures
Beginning of Quarter	54,124	257,984	1,525,365	370,047	1,010,934
Property write-down or abandonment	-	-	-	-	(186)
End of Quarter	$ 55,870	$ 259,159	$1,525,808	$371,513	$ 1,063,711

Management Discussion and Analysis

United States

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of four claim groups totaling 183,920 acres (74,430 hectares). The Company signed an option agreement dated February 22, 2007 with Evanachan Limited which was subsequently assigned to Rubicon Minerals Corporation (“Rubicon”). The terms of the agreement provide that Rubicon will fund a total of USD$4.8 million in exploration over 6 years to earn a 60% interest in the Alaska properties including a $230,000 reimbursement of the Company’s 2006 exploration expenditures. Upon vesting, the partner may obtain a further 10% interest in the properties by completing a feasibility study, and at the Company’s election, may obtain an additional 5% (for a total of 75% interest) by providing a project financing loan to be repaid from the Company’s free cash flow upon production.

The ER-Ogo-Fire and portions of the Eagle-Hawk claim groups are subject to a 2% NSR in favour of AngloGold Ashanti (U.S.A.) Exploration Inc. Portions of the California-Surf are subject to a 1.75% NSR in favour of Capstone Mining Corp. Bou-Swede is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company.

As operator Rubicon completed a US $750,000 program in 2008 that included property-wide reconnaissance exploration including geological mapping, prospecting and soil sampling with limited drilling on the ER-Ogo-Fire property. Drilling targeted new mineralization found approximately 300 metres northwest of an area drilled in 2003 and 2004 by then-partner AngloGold Ashanti. Three holes, totaling 300 metres, were completed to test this mineralization. Rubicon has not proposed an exploration program for the Alaska Properties in 2009.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report was filed on SEDAR on May 7, 2008. There have been no material changes since that date.

Nevada Properties

Walker Lane Exploration Alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map. The Company has completed the required exploration expenditures of USD $300,000 on the Poncho property. Newmont waived the one-time right to enter a 50:50 Joint Venture. The Company is now unrestricted except for an NSR to Newmont.

The Company will not be completing further work in the Walker Lane under the current Strategic Alliance agreement with Newmont. A technical report has not been filed for this property. The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company.

Management Discussion and Analysis

Australia

Lachlan Fold Belt Properties

The Company holds four exploration licences covering 57,536 hectares in the Lachlan Fold Belt, New South Wales, Australia. The original nine licences encompassed available high-priority targets identified in a Neural Network data study conducted by a private company, BWG. BWG granted the Company a two-year exclusive right to use the study's target maps and data to acquire licences and conduct exploration in the 120,000 square kilometre study area. The Company completed the required expenditures of USD$150,000 and designated project areas for which BWG will retain a 2% NSR. The Company will pay fees based exploration expenditures within the designated areas.

The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

The Company has signed an option/joint venture arrangement with Jaguar Minerals Limited (“Jaguar”) to explore the Springfield gold project in the Lachlan Fold Belt. The Springfield gold project lies 12 km south-southeast of the historic mining town of Gulgong and 80 km to the northeast of Newcrest’s Cadia Valley porphyry copper-gold mining complex.

Initially, it has been agreed that the Company can earn a 51% interest in the project by spending $1,000,000 on exploration over four years. Following this, the parties will either continue exploration together under a joint venture agreement, or Jaguar may elect not to contribute, allowing the Company to earn 100% of the project by spending $5 million in exploration. Upon definition of a Joint Ore Reserves Committee (“JORC”) compliant gold resource of 500,000 oz, Jaguar shall be issued 100,000 common shares. Upon definition of a JORC compliant gold resource of 1M oz, Jaguar shall be issued 500,000 common shares. Should the Company receive cash and/or share payments as a result of a subsequent option/joint venture with a third party, Jaguar is entitled to 25% of the proceeds. If the Company decides to sell its interest in the project outright prior to earning 100% of the project, Jaguar would receive 40% of all proceeds. Once the Company has exercised the 100% option, Jaguar would receive 15% of proceeds of any sale.

An exploration program was completed on the Springfield property in late September 2008, consisting of geological mapping, rock chip sampling and 23 line-kilometres of IP surveys. Data from the program was compiled and several prospective areas were identified. In February of 2009, the Company completed a 3-day mapping and rock chip sampling program to further investigate these prospective areas. A decision to test these anomalous areas is pending.

Management Discussion and Analysis

Effective December 12, 2008, the Corporation signed a Farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet can earn a 60% interest by funding at least A$5 million in exploration on the property over four years, including A$400,000 in the first year. Inmet will make staged cash payments totalling A$250,000 over the earn-in period, including A$50,000 upon signing of the agreement.

In the first quarter of 2009, the Company completed a soil sampling survey and diamond drilling program on the Barmedman exploration licence, targeting IP anomalies and Mobile Metal Ion (MMI) geochemical anomalies identified during the 2008 exploration program. This program, operated by the Company, had a total budget of A$400,000 and was funded 100% by Inmet. The program consisted of eight line-kilometres of partial leach soil geochemistry over the IP anomaly. Partial leach geochemistry is a specialized geochemical method utilized to detect buried mineralization under transported cover. The diamond drilling program consisted of five diamond drill holes for a total of 1508 metres. Drilling targeted coincident IP and partial leach geochemical anomalies. Final results of this program are pending. Depending on the success of this program, further partial leach geochemical soil surveys are being contemplated to investigate the entire 388 km2 property.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR

Victoria Goldfields Properties

Effective July 28th 2008, the Company entered into a new exploration partnership with Northgate Minerals Corporation, which granted the Company an option on its Stawell Corridor gold exploration properties in the State of Victoria, Australia.

The Stawell Corridor is a 240 km long belt bound by the Congee and Moyston faults and cored by Northgate's five million ounce Stawell Gold Mine (20 Mt at 8 g/t gold). Mineralization consists of gold-bearing quartz veins in iron-rich sediments associated with basalt centres. This deposit has been studied extensively, resulting in the identification of large-scale characteristics that can be used in the exploration for similar deposits elsewhere in the district. Geophysical techniques such as gravity and magnetics surveys have proven effective in targeting basalt centres associated with mineralization. These techniques will be important in evaluating the rest of the Stawell Corridor and refining targets for drilling.

The Company will be exploring three licences, Murtoa, Ararat South and Dundonnell, totaling 120 km of the corridor length, representing all ground outside of a 50 km buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource. The Kewell resource, which Northgate has opted to exclude from this agreement, is reported to contain a non 43-101 compliant 100,000 ounce resource grading 6 g/t gold defined by 25 drillholes. Additional targets include kilometre-scale gravity anomalies that have been confirmed through drilling to reflect basalt centres at depth, with coincident gold and pathfinder element geochemical anomalies on surface.

Management Discussion and Analysis

Under the agreement, the Company agreed to conduct exploration to maintain the licenses in good standing for the current year (approximately A$370,000). The Company can then elect to conduct further exploration on any or all three of the licenses, earning a 50% interest on each by spending A$500,000 per license by March 31, 2011. Northgate then has the option on each license to: 1) carry out the next A$1.5 million to earn back a 10% interest (total 60%) and another 10% by reaching a production decision; 2) not participate and allow the Company to earn a 100% interest in the property by spending, or causing to have spent, an additional A$2 million over 4 years; or 3) participate in a 50/50 joint venture.

In March of 2009, the Company completed deep penetrating geochemistry surveys, similar to MMI, on all exploration licenses; as well as induced polarization (IP) and gravity surveys on the Ararat South and Dundonnell licenses. This program had a total budget of A $350,000. The deep penetrating soil geochemistry surveys consisted of soil pH measurements and partial leach digestion of soil by ionic exchange. These methods are specialized geochemical methods utilized to detect buried mineralization under transported cover. The IP survey is a geophysical method which measures the electrical chargeability and resistivity of material below the surface; which is utilized to define potential mineralization. The gravity survey measures the mass of material below the surface and assists in defining the host rock types that host gold mineralization in the Stawell district. Depending on the success of this program, further partial leach geochemical soil surveys are being contemplated to investigate all geophysical anomalous areas on the exploration licenses.

The Qualified Person for this property is Mark Baknes, P.Geo. Vice President, Exploration for the Company. A technical report has not been filed on SEDAR.

Expenditures by the Company during the quarter ended April 30, 2009 (all amounts in Canadian Dollars) were:

	Alaska	Australia		Nevada
		Lachlan Fold Belt	Victoria Goldfields
Acquisition costs	$ -	$ 2,442	$ 4,159	$ -

Exploration costs
Camp	-	951	16,062	50
Chemical analysis	-	185	17,393	-
Data management & maps	-	34	5	-
Geological and engineering	992	12,628	39,474	64
Geophysical surveying	-	-	150,255	-
Materials	-	-	714	-
Project management	-	-	-	-
Reclamation	-	-	-	(209)
Recording and filing	-	-	-	-
Travel	-	1,022	11,758	-
	992	14,820	235,661	(95)

Exploration tax credits	-	-	-	-
Joint venture payments	-	-	-	-
Reclamation obligation	-	-	-	-

Management Discussion and Analysis

	992	14,820	235,661	(95)

Total Acquisition & Exploration Costs	992	17,262	239,820	(95)
Option proceeds	-	-	-	-
Net Expenditures	992	17,262	239,820	(95)

Cumulative Net Expenditures
Beginning of Year	516,970	814,025	95,911	643,498
Property write-down or abandonment
End of Year	$ 517,962	$ 831,287	$ 335,731	$ 643,403

The Annual Information Form accompanying the consolidated annual financial statements contains additional details regarding option or joint venture agreements for each property.

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years. These results have been restated to reflect income tax consequences of unrealized gains and losses on marketable securities which are now recognized in the computation of net income.

Quarter Ended	Mineral Property Revenue	Net Income (loss) (restated)	Income (loss) per share
April 30, 2009	$ 25,365	$ (607,717)	$ (0.02)
January 31, 2009	57,008	(533,918)	(0.02)
October 31, 2008	109,580	(971,870)	(0.04)
July 31, 2008	19,007	(869,447)	(0.03)
April 30, 2008	63,992	(606,424)	(0.02)
January 31, 2008	102,324	(519,023)	(0.02)
October 31, 2007	377,037	(726,121)	(0.03)
July 31, 2007	49,772	(1,573,323)	(0.07)

Management Discussion and Analysis

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. The addition of Nevada, Australia and southern BC projects has extended the exploration season to include portions of the first and last quarter of each year. In future, it is anticipated that exploration expenditures will be more consistent between quarters.

1.6

Liquidity

The Company’s working capital as of April 30, 2009 was $5,481,242, comprised primarily of term deposits and other forms of cash, compared to $6,041,336 at the end of the previous fiscal year and $8,228,334 as of April 30, 2008. The term deposits and cash are sufficient to fund general and administrative expenditures for the current fiscal year without a requirement for additional financing. Exploration initiatives may require additional cash to complete as planned. The proposed transaction with Geoinformatics Exploration Inc. will result in increased expenditures for administrative costs and exploration initiatives. The Company may issue additional shares to finance these requirements.

The Company had 25,707,251 issued and outstanding common shares as of April 30, 2009. No shares were issued during the quarter.

During the quarter, 150,000 incentive stock options were granted at a weighted average strike price of $0.27 and 90,000 options were forfeited. 2,165,000 previously granted director and employee options exercisable before December 2013 remain outstanding. Total incentive stock options outstanding are 2,315,000 of which 2,086,250 are exerciseable.

There are 2,901,212 share purchase warrants at an exercise price of $2.75 and 139,080 Broker’s warrants at an exercise price of $2.00 outstanding. The expiry date for these warrants is July 5, 2009. If all exercisable options and warrants are exercised, a maximum of $11.1 million will be added to the Corporation’s treasury, and shares outstanding will total 30,833,793.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. The lease expires November 30, 2010. Lease commitments for the remainder of the current fiscal year total $95,555. The other current obligations are statutory withholding and payroll taxes.

Management Discussion and Analysis

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset. For U.S. GAAP reconciliation, mineral property acquisition costs have been capitalized. As of April 30, 2009 this would have totalled $750,824 The change in commodity prices combined with changing economic situation for most junior producers and exploration companies makes it more difficult to joint venture or option mineral properties. Therefore, the Company would have written down the mineral property interests by $527,266 to reduce the portion allocated to properties for which there are no plans for active exploration in the coming fiscal year or joint venture agreements in place. This would result in total acquisition costs of $223,558 on active properties.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the A$370,000 required on three exploration licenses acquired in the Stawell corridor under the Victoria Goldfields agreement with Northgate. This commitment was met by the end of April 2009. If management chooses to continue with exploration, the following schedule indicates payments to be made by the Company in the coming year:

Property	Amount	Date of payment
Boulevard	Nil	Nil
Fer	Assessment & filing $12,390	June 10, 2009
Gillis	2.5% of exploration expenditures ($109) $25,000 option payment	August 31, 2009 September 5, 2009
Grizzly	Nil	Nil
Jake	Cash in lieu & filing $78,735 $30,000 (USD) option payment	July 31, 2009 October 29, 2009
Kizmet	Cash in lieu and filing $9,902	December 31, 2009
Poker Creek	Nil	Nil
Quesnel Trough	Nil	Nil
RDN	Nil	Nil
Thorn	Nil	Nil
Tide	Nil	Nil

Management Discussion and Analysis

Property	Amount	Date of payment
Wernecke Breccia	20% of expenditures (no estimate available)	December 31, 2009
Williams	Advance royalty payment $5,000 Cash in lieu & filing fees of $129,431	December 15, 2009 December 31, 2009
Alaska properties	Nil	Nil
Australia – Victoria Goldfields	Nil	Nil
Nevada	Claim rental fee USD$15,753	August 31, 2009

All of these payments can be made from current assets without any requirement to pursue additional financing.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Exploration Consultants Ltd. and Equity Geoscience, Ltd. (collectively “Equity”), companies indirectly owned and operated by directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the first quarter ended April 30, 2009, the Company paid Equity $5,440 (2008 - $2,477) for geological consulting services and $32,412 (2007-$57,349) for providing general corporate and administrative services composed of $Nil (2008 - $1,602) for investor services, $32,400 (2008 -$32,682) for management services, $12 (2008 - $806) for office services, $Nil (2008 - $18,124) for rent and $Nil (2008 - $4,136) for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

Equity Exploration Consultants Ltd. is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) for the Wernecke Breccia property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers each own 20% of a different company which is entitled to 10% of the NPI.

Management Discussion and Analysis

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

On May 26th, the Company announced the signing of a binding letter agreement to complete a business combination with Geoinformatics Exploration Inc., unanimously approved by both companies’ Board of Directors. Under the agreement, Geoinformatics will acquire all of the issued and outstanding shares of Rimfire at an agreed exchange ratio of 2.6 Geoinformatics shares per Rimfire share, based on both companies’ current issued and outstanding shares. This represents a 33% premium to Rimfire shareholders based on the 10-day volume-weighted average share price of both companies' common shares on the TSX-V as of May 25, 2009. The transaction is expected to close before the end of July 2009 and upon closing Rimfire shareholders will hold approximately 47% of the combined company. The combined company will be led by the current Rimfire management team, augmented by Geoinformatics management appointments.

The proposed business combination will provide significant benefits for the Company’s shareholders including:

➢

Create a well-funded exploration company with a NI43-101 compliant resource of 1.31 and 4.44 million gold equivalent ounces in the Indicated and Inferred Resource categories, respectively (refer to news release for details).

➢

Continue the Company’s successful ‘joint-venture’ exploration model.

➢

Mandate an expanded focus to create shareholder value via advancement of priority projects and pursuit of value-added consolidation.

➢

Consolidate an extensive precious metals focused property portfolio with geographic synergies in Alaska, British Columbia and Nevada.

➢

Enhanced management team skilled in leveraging exploration via strategic partnerships with international mining companies.

➢

Strengthened Board of Directors with expertise in capital markets and project advancement.

➢

Streamline G&A and other head office costs.

Geoinformatics’ assets include an extensive property portfolio in Alaska, British Columbia, Ontario, Mexico and Nevada plus ~44.6% ownership of Clancy Exploration Ltd (ASX:CLY).  The flagship wholly-owned Whistler Project in Alaska covers an area of approximately 440km2, and is located around 160 kilometres northwest of Anchorage.

Both companies plan to hold special meetings of shareholders to approve the transaction and related matters before the end of July, 2009.  The transaction would be subject to certain standard conditions including that not less than 66 2/3% of the issued and outstanding shares of Rimfire being voted at a shareholders meeting being in favour of the transaction and shareholder approval of the Geoinformatics share issuance and related matters in connection with the transaction by not less than a majority of the votes cast by the Geoinformatics shareholders. Full details of the offer will be included in a formal arrangement agreement and will be described in a management information circular to be

Management Discussion and Analysis

filed with the regulatory authorities and mailed to Rimfire and Geoinformatics shareholders in accordance will applicable securities laws.

Coincident with the Geoinformatics shareholders’ meeting to vote on the transaction, Geoinformatics shareholders will be asked to approve a 3 for 1 consolidation and a name change.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

The Company adopted the method of accounting for unrecognized prior years tax loss carry forwards described in Emerging Issues Committee Abstract 172 (EIC-172), which was issued by the Canadian Institute of Chartered Accountants (“CICA”) in August 2008. EIC-172 requires the tax benefit from the recognition of previously unrecognized tax loss carry forwards, which arise from the recording of unrealized gains on available-for-sale financial assets in other comprehensive income, to be recognized in operations. The transition provisions for EIC-172 require the accounting policy be applied retrospectively, with restatement of prior periods. Accordingly, the Company has included $696 (2008 - $14,648) in future income tax recoveries on the statement of operations from previously unrecognized tax loss carry forwards associated with unrealized gains on available-for-sale financial assets.

Future Accounting Changes: International Financial Reporting Standards

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period to be completed by 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. The Company would prepare the first interim report under IFRS for the period ending April 30, 2011 with the first annual report for the period ending January 31, 2012.

During 2008, the Company prepared for transition from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS by completing a thorough review of published IFRS, a scoping study of current reporting in comparison to IFRS and identifying specific standards which will require adjustments in the Company’s reporting or recording practices.

The Company is conducting a detailed assessment of the requirements of IFRS, with the intention of identifying differences, if any, in accounting policies, selecting the policies which are appropriate for the Company, identifying the appropriate disclosure in financial statements prepared under IFRS and developing an implementation plan to complete the transition to IFRS by February 1, 2011.

Management Discussion and Analysis

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfire.ca)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Consolidated Statement of Operations and Note 3 of the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 9 of the financial statements for details of share issues prior to April 30, 2009. The number of common shares issued and outstanding was 25,707,251 as of May 31, 2009.

Forward-Looking Information

This MD&A may contain certain forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Rimfire Minerals Corporation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Rimfire expressly disclaims any intention, or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: June 10, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer